GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

CONCORDIA INTERNATIONAL CORP.

CODE OF CONDUCT

Message from the Chief Executive Officer
Dear Colleagues,

Doing the right thing takes courage. At Concordia, conducting business as ONE Global Concordia team in accordance with the highest ethical standards defines us. Every day, we operate with integrity and honesty and provide quality products as part of our commitment to our patients, customers, suppliers, and other stakeholders.

To inform your daily activities, I am pleased to provide you with a copy of our Code of Conduct that sets forth our principles and expectations. The Code supports our shared company values of:

•	Integrity

•	Openness

•	Global Teamwork

•	Entrepreneurship

•	Decision Making

I am counting on you to be stewards of our culture and commitment to ethics and compliance. Each of you play an important role in living our mission of helping patients through our product lines.

My request is that you speak up if you have questions or concerns about the Code, our policies, a particular business plan or practice. Together, we can discuss the matter and ensure that we are living up to our values and principles. Remember, each employee is individually responsible for ensuring compliance with the laws, regulations, and policies that govern our company so please speak up when in doubt.

Our reputation remains our most valuable asset. Please join me in protecting this asset by upholding our values and Code every day around the globe as we provide patients with therapeutic options.

Chief Executive Officer

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

1.	INTRODUCTION

1.1.	Purpose

Concordia International Corp. (“Concordia” or the “Company”) and its affiliates are committed to maintaining the highest ethical standards in their dealings with all parties involved in the Company’s business activities, including employees, vendors, contractors and third parties. This Code of Conduct (the “Code”) which has been approved by Concordia’s CEO and the Concordia Board of Directors has been put in place to summarize the key ethical and legal principles that everyone at Concordia is required to adhere to. While this Code does not cover every issue that may arise, it is intended to promote honest and ethical conduct among all individuals employed by or associated with Concordia.

1.2.	Scope

Every employee, officer, director, consultant, and contract worker (full time or temporary) is expected to read, understand, and comply with this Code and all other applicable laws, regulations and Company policies.

Concordia employees, directors and officers who engage a third party vendor, consultant or contract worker (“third party vendor”) are responsible for:

•	Communicating this Code and its requirements to the third party vendor

•	Confirming the third party vendor agrees to abide by the Code’s requirements

•	Monitoring the third party vendor to verify compliance with the Code’s requirements

•	Escalating instances of non-compliance to the Concordia local Compliance officer

This Code and the spirit of its purpose apply to all Concordia locations, affiliates and subsidiaries. However, to the extent that some Concordia affiliates and subsidiaries may operate in varying industry segments or jurisdictions, this Code may be supplemented by additional policies and/or processes to address specific regulatory requirements or local laws. Employees who would like to seek further information or have questions on the information contained in the Code should speak with their supervisor or local Compliance Officer.

2.	WORKPLACE STANDARDS

2.1.	Overview

Concordia recognizes its employees are a valuable asset of the Company and values employees who are ethical, innovative and hard workers. Concordia seeks to recruit and retain individuals by providing competitive compensation, excellent growth opportunities and a diverse workplace.

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

2.2.	Equal Opportunity

Concordia is committed to providing equal opportunity in employment to all employees and applicants. This commitment applies to recruitment, hiring, employment, and employment-related decisions (including, but not limited to, hiring, firing, workforce reductions, work assignments, transfers, promotions, wage/salary adjustments, and/or bonuses). Concordia is also committed to complying with all applicable laws regarding nondiscrimination in employment. Concordia provides a discrimination-free work environment for all employees, regardless of race, color, religion, sexual orientation, age, gender identity or gender expression, national origin, citizenship, ancestry, marital status, disability, genetic information, veteran status, or other characteristics protected by applicable laws.

2.3.    Discrimination and Harassment

Concordia respects diversity and the personal dignity of its employees. Concordia employees are expected to treat all colleagues with respect and dignity. As such, Concordia strives to ensure that the Company’s work environment is free of discrimination and harassment.

Discrimination is defined as the adverse treatment of an individual based on his or her race, color, religion, gender, sexual orientation, age, gender identity, gender expression, national origin, citizenship, ancestry, marital status, disability, genetic information, veteran status, or other characteristic protected by applicable laws, rather than his or her individual merit.

Concordia will not tolerate any form of harassment, whether physical, verbal, or visual.

Harassment is defined as any action that inappropriately or unreasonably creates an intimidating, hostile, uncomfortable or offensive work environment or unreasonably interferes with an individual’s ability to perform the duties or responsibilities of his or her employment.

Employees should report any type of discrimination or harassment immediately to their functional area manager, Human Resources Department, Legal Department, Compliance Department or the Compliance Hotline.

2.4.	Drugs and Alcohol

Concordia prohibits the use of illegal drugs and the abuse of alcohol and/or over-the- counter or prescription drugs. This allows an employee’s productivity and efficiency to remain at the highest level of performance and keeps a safe working environment. All employees are prohibited from working in Company facilities, operating a Company vehicle or a vehicle subsidized by the Company, or conducting Concordia business if they are under the influence of or impaired by alcohol or drugs. Occasionally, alcohol may be served in connection with a Concordia sponsored function or event and if served, must be consumed responsibly.

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

Concordia is committed to providing a safe and healthy working environment to its employees through the adherence to applicable health and safety laws. Any employee who is aware of any conditions or practices in the workplace that pose a threat to health, safety, or the environment is responsible for reporting them to their functional area manager, Human Resources Department, Legal Department, Compliance Department or the Compliance Hotline immediately.

3.	MARKETPLACE STANDARDS

3.1.	Overview

Concordia’s reputation for integrity and excellence requires careful adherence to all applicable laws and regulations as well as commitment to the highest standards of conduct of corporate and personal integrity. Productivity is maximized when employees act ethically, responsibly, and professionally. Concordia expects all employees to conduct Company business in an ethical manner.

Concordia operates in a highly regulated industry and is subject to the laws of various countries, provinces, states, and jurisdictions; some laws may also apply across borders. Wherever an employee conducts Company business, the employee should know the laws, policies and work requirements that apply to that location. If local laws are more restrictive than Company policies, the employee should conduct their activities in accordance with the more restrictive requirements.

There may be situations where the ethical or legal course of action may be unclear. In such case, employees are expected to seek guidance by speaking with their supervisor or the local Compliance Officer.

3.2.	Compliance with Laws, Regulations and Industry Codes

Concordia employees shall abide by applicable laws and regulations in the countries where Concordia operates or otherwise conducts business. This includes, but is not limited to, laws and regulations that prohibit bribery and corruption or impose trade sanctions or protect privacy rights.

Concordia’s culture of compliance helps ensure the Company is in compliance with applicable laws (national, regional, provincial or local). Each employee must strive to fully understand which laws pertain to their area of work and what is required to be in compliance with these laws. Since the laws are numerous and complicated, this Code does not include a summary of every relevant law. Employees who have any questions or concerns about a particular law, this Code or any other Company policy, should discuss their questions or concerns with their supervisor or the local Compliance Officer.

While employees are not expected to have in-depth knowledge of all applicable laws and regulations, employees should understand the underlying principles and apply them to their activities. Examples of laws and the principles that govern Concordia’s business are outlined below.

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

Anti-Bribery and Anti-Corruption Laws: These laws prohibit bribery through the provision of anything of value to foreign government officials, and/or commercial bribery, to gain or retain business or favorable treatment and carry significant penalties for violations. Concordia prohibits the payment of any bribes regardless of recipient type and prohibits facilitation payments (even if otherwise permissible by law). All employees must keep accurate books and records and Concordia must have an adequate system of internal accounting controls. Applicable laws in this category include:

•	Canada’s Corruption of Foreign Public Officials Act

•	The UK Bribery Act 2010

•	The Foreign Corrupt Practices Act 2007 (“FCPA”)

Anti-Kickback Statute (“AKS”): AKS laws prohibit anyone from offering, paying, soliciting, or receiving anything of value (including a kickback, bribe, or rebate) in order to directly or indirectly, implicitly or explicitly, reward past prescribing or induce future prescribing, purchase, use or recommendation of any item or service reimbursed under a federal or state healthcare program, or to unlawfully influence regulatory, pricing, formulary or reimbursement decisions and/or gain or improve access to healthcare professionals (“HCPs”) 1.

EFPIA Code on Disclosure of Transfers of Value from Pharmaceutical Companies to Healthcare Professionals and Healthcare Organisations (“EFPIA Disclosure Code”): Under the EFPIA Disclosure Code,2 pharmaceutical companies that are EFPIA member companies or members of EFPIA member associations must disclose payments or transfers of value, such as speaker fees, advisory board fees, grants, and sponsorships to attend meetings, to HCPs and healthcare organizations (HCOs). Meals and drinks are excluded from disclosure since they are limited based upon hospitality thresholds set forth in country national codes of practice. Depending on each country’s requirements, disclosures will be posted either on company websites or on a central platform.

False Claims Act (“FCA”): The FCA in the US protects the federal government from false or fraudulent claims for payment. Violations of this law include providing false records or statements to obtain payment from the government or causing a third party to submit a false claim to the government. This statute has been used to prosecute pharmaceutical companies for encouraging prescribers to prescribe products for unapproved uses or for providing alleged kickbacks leading to improper reimbursement by federal healthcare programs such as Medicare and Medicaid.

General Data Protection Regulation (“GDPR”): In the EU, the GDPR requires the protection of personal data from the EU that is processed and/or used by an organization. It requires organizations to gain consent of the individual before collecting and/or using their information and to provide transparency around the use of such data.

1 HCPs are defined “as any member of the medical, dental, pharmacy or nursing professions, or any other person who, in the course of his or her professional activities, may prescribe, purchase, supply, recommend or administer a medicinal product.”

[2] The EFPIA Disclosure Code applies to 33 countries in Europe: Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Russia, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Ukraine and the United Kingdom.

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

Health Insurance Portability and Accountability Act (“HIPAA”): In the US, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, addresses the security and privacy of health information, who is responsible for maintaining the security and privacy of such information, and who may access and/or use such information. Violations can lead to severe penalties including criminal and/or civil fines and/or imprisonment.

HHS-OIG Compliance Program Guidance for Pharmaceutical Manufacturers: The Office of Inspector General of the Department of Health and Human Services (“HHS-OIG”) in the US has developed guidelines for pharmaceutical manufacturers to consider when developing, implementing, or evaluating a Corporate Compliance Program. HHS-OIG also reinforced the Federal Sentencing Guidelines’ seven elements of an effective compliance program. The guidance is intended to assist with the development and implementation of internal controls and procedures that promote adherence to applicable law, regulations, and rules.

Industry Codes: Although medical advancements and treatment options courtesy of the pharmaceutical and medical device industries have benefited countless patients by improving health and outcomes, allowing people to live longer, and advancing the practice of medicine, the industries have been criticized in the court of public opinion largely as a result of questionable practices. To address these reputational concerns, to enhance quality and to standardize practices, industry codes developed to provide direction on business conduct. Concordia abides by these codes and all Concordia employees shall ensure that their conduct, such as interactions with HCPs, is completely appropriate and of the highest ethical standards. Examples of industry codes that Concordia follows include Rx&D Code of Ethical Practices (Canada); PhRMA Code on Interactions with Healthcare Professionals and PhRMA Principles on Conduct of Clinical Trials (US); Advamed Code of Ethics on Interactions with Health Care Professionals (US); Association of the British Pharmaceutical Industry- ABPI Code of Practice for the Pharmaceutical Industry (United Kingdom); EFPIA Code on the Promotion of Prescription-Only Medicine to and Interactions with Health Care Professionals and IFPMA Code of Practice (EU).

Patient Protection and Affordable Care Act (“PPACA”): Under PPACA, applicable manufacturers must report certain payments or transfers of value to a US physician or teaching hospital. This law necessitates the tracking and disclosure of spend associated with healthcare professionals by the Company. In instances where state requirements and laws are more restrictive than Concordia policies, Concordia employees shall conduct activities in accordance with the more restrictive state requirements.

3.3.	Anti-trust and Fair Competition

In a competitive marketplace, Concordia understands the importance of complying with all applicable anti-trust and fair competition laws. Anti-trust and fair competition laws are meant to prevent restraints on trade or the abuse of a dominant market position, and a competitive marketplace ensures that the greatest benefit can be realized by both consumers of healthcare products and services (i.e. patients, healthcare providers) and suppliers of those products/services. Each employee is expected to understand and comply with anti-trust and fair competition laws and not to enter into business contracts or engage in activities that violate, or give the appearance of violating these laws.

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

Specifically, when dealing with competitors:

•	Concordia will not enter into agreements or understandings which propose, or give the appearance of, limiting competition.

•	Concordia will not enter into agreements or understandings which propose, or give the appearance of, sharing price, price-related terms, sales terms or other conditions.

Violations of these laws by any Concordia employee carry severe penalties for both the Company and the individual depending on the severity of the violation. Anti-trust and fair competition laws are complex; therefore employees must contact the Legal Department for approval of any business practice conducted on behalf of the Company that may involve an interpretation of these laws.

3.4.	On-Label Promotion of Products

Concordia complies with applicable laws and regulations that govern the development, manufacturing, labeling, sale, and promotion of pharmaceutical and medical device products. Examples of such laws are the Food and Drugs Act (Canada), Food, Drug & Cosmetic Act (US) and EudraLex - Volume 1 - Pharmaceutical legislation for medicinal products for human use (EU).

When patients and HCPs seek drug-related information about products, they are looking for the most accurate and complete information. Therefore, when the FDA or other competent authority approves a drug, it does so for certain purposes and indications only. A drug product is approved for the use stated in its label. Any other use is considered off-label. Off-label information can include information regarding disease state, dosing, patient populations, use of concomitant medications, duration of therapy, comparison to other therapies, etc. To avoid any risk of promoting an off-label use of our products, each employee is responsible for learning and understanding the on-label use of the Company’s promoted products and is prohibited from proactively communicating off-label information.

The Food & Drug Administration (“FDA”) and European Medicines Agency (“EMA”) prohibit pharmaceutical companies from marketing or promoting a drug for off-label use. However, they do not prevent HCPs from prescribing or discussing off-label information with their patients. The Company’s Medical Affairs department is permitted to respond to unsolicited requests for off-label information for a Company product. Unsolicited requests are direct, spontaneous question(s) from an HCP that is neither directly nor indirectly encouraged nor prompted by a Concordia employee. Concordia has implemented written policies and procedures that provide guidance to employees on how to handle off-label requests from HCPs.

3.5.	Drug Sampling

Product samples may be made available for HCPs to initiate treatment in appropriate patients, but can never be provided simply to reward or encourage prescribing behaviors or to facilitate improper billing or revenue generation. Concordia has established systems to control the distribution and reconciliation of product samples to ensure compliance with laws such as the Prescription Drug Marketing Act of 1987 (“PDMA”) and the Prescription Drug Amendments of 1992.

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

3.6.	Marketing of Products

All promotional materials and other product communications must be consistent with the current product information in the specific country as approved by the local competent authority and approved by the applicable Concordia review committee prior to use. Promotional material must be reviewed periodically to ensure it is current. As required by a local competent authority, promotional materials must be cleared or submitted prior to use. Also, materials may never be disseminated as advance notification of unapproved/ investigational product(s).

•
The Office of Prescription Drug Promotion (“OPDP”) is an FDA division with responsibility for reviewing prescription drug advertising and promotional labeling to ensure that the information contained in promotional materials is not false or misleading. All promotional materials approved by the applicable review committee for dissemination by or on behalf of Concordia must meet OPDP requirements, including submission to OPDP at or before the first time of use.

•
The Pharmaceutical Advertising Advisory Board (“PAAB”) is an independent review agency recognized by Health Canada whose primary role is to ensure that healthcare product communication for prescription, non-prescription, biological and natural health products is accurate, balanced and evidence-based, and reflects current and best practice. Promotional materials approved by the applicable review committee will meet all guidelines set forth by the PAAB and their Code of Advertising Acceptance.

•
The ABPI Code of Practice for the Pharmaceutical Industry (2016) (the “ABPI Code”) (issued with the Prescription Medicines Code of Practice Authority) requires that the final form of promotional materials (regardless of medium) be certified to by a company representative before issuance. The company representative “must be a registered medical practitioner or a pharmacist registered in the UK” and their name and qualifications must be submitted in advance to the Advertising Standards Unit, Vigilance and Risk Management of Medicines of the Medicines and Healthcare products Regulatory Agency and to the Prescription Medicines Code of Practice Authority. The company representative must certify that they have examined the final promotional material and believe it: (1) complies with relevant advertising regulations and the ABPI Code, (2) is not inconsistent with the marketing authorization and summary of product characteristics, and (3) is a fair and truthful presentation of the product’s facts. Certifications must be retained by the company in accordance with the ABPI Code’s requirements.

3.7.	Interactions with HCPs and Healthcare Organizations (“HCOs”)

The development of strong, appropriate and ethical relationships with HCPs is an integral part of Concordia’s business operations. The PhRMA Code provides guidance on what is acceptable during these interactions to ensure that HCPs have the most up to date and accurate information on prescription medicines. As such, all Concordia employees must conduct themselves in the most appropriate and compliant manner when interacting with an HCP.

Concordia understands that any relationship with an HCP must be compliant with

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

applicable healthcare fraud and abuse as well as anti-bribery and anti-corruption laws. These laws prohibit giving or offering anything of value to influence prescribing or purchasing decisions. Furthermore, laws and regulations prohibit the submission of false claims or statements to federal or state healthcare programs. To ensure compliance with regulations pertaining to interactions with HCPs and HCOs, Concordia has drafted and implemented written global and local policies and procedures that provide guidance to employees regarding appropriate interactions with these groups.

3.8.	Consulting Arrangements with Healthcare Professionals

Concordia may, from time to time, enter into an agreement with an HCP to provide bona fide services to the Company. These services may include assisting in the development of products or product claims, speaking at presentations or conferences, participating in advisory board meetings, providing general consulting services, training employees or conducting clinical trials or other research. Prior to entering into an agreement with an HCP, there must be a legitimate business or scientific need for the service that has been identified, demonstrated and documented. Concordia bases decisions to select or retain an HCP as a consultant based on their qualifications to provide the required services, such as medical expertise, reputation, knowledge and experience regarding a particular therapeutic area.

Compensation provided to HCP consultants and reimbursement for expenses must be reasonable and reflect the fair market value of the services being performed under the agreement. Compensation may not vary based on the volume or the value of the HCP’s past, present or anticipated business.

3.9.	Speaker Programs and Training

At times, Concordia may engage HCPs to participate as speakers on behalf of the Company to help educate and inform other HCPs about the benefits, risks and appropriate uses of Company products. Speakers are selected or retained based on defined criteria such as medical expertise, reputation, knowledge and experience regarding a particular therapeutic area, as well as communication skills. Concordia does not engage HCPs as speakers with the intent to, directly or indirectly, implicitly or explicitly, reward past prescribing habits or influence or induce future prescribing, purchasing, use or recommendation of any drug or product or any other business transaction or to unlawfully influence regulatory, pricing, formulary, or reimbursement decisions and/or gain or improve access to an HCP. Speaker presentations must be consistent with approved product labeling.

Before a speaker may make presentations on behalf of Concordia, they must undergo speaker training which includes training on:

•	Product attributes and labeling

•	Speaker program and presentation materials

•	Regulatory requirements with respect to promotion of pharmaceutical products, including the use of approved slides, fair balance and the requirement to present objective and substantiated information

•	Prohibition against altering approved slides or adding other content

•	Other applicable laws, regulations and Concordia policies

•	Concordia’s expectations for speakers on how to conduct a speaker program presentation

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

Payment to HCPs for speaking services and speaker training must be reasonable and represent fair market value for the services actually performed.

3.10.	Informational Presentations and Accompanying Business Meals

Concordia employees may make presentations to, and have discussions with, HCPs that provide approved scientific and educational information during a business meal. Unless prohibited by local law, Concordia may provide business meals within reasonable limits to HCPs in accordance with applicable local policies.

3.11.	Gifts

Concordia’s sales and promotional interactions with HCPs are intended to inform HCPs about Company products and provide relevant scientific and educational information to support patient care and the practice of medicine. Concordia does not use gifts, meals, hospitality, entertainment, recreation, and other items or activities of value to influence HCPs to prescribe, use, purchase, recommend, or make favorable formulary recommendations concerning Concordia products. Providing gifts for the personal benefit of HCPs or HCOs is not permitted. Provision of cash or cash equivalents, such as gift certificates, coupons, vouchers, tickets or similar items is also prohibited. Holidays and other special occasions (e.g., weddings, funerals or graduations) do not constitute exceptions to this policy. To the extent allowable under local law, in-kind items of educational value may be provided to HCPs in accordance with applicable local policies.

3.12.	Privacy

On occasion, Concordia may also receive information in addition to Protected Health Information (“PHI”), such as personal and private information for legitimate business purposes including, but not limited to, information concerning colleagues, job applicants, research study subjects, research investigators, patients, consultants, HCPs, vendors, and suppliers. Concordia is committed to compliance with applicable legal and regulatory requirements protecting the privacy of PHI, other confidential information and safeguarding this information in a manner consistent with applicable laws.

PHI refers to individually identifiable health information transmitted or maintained by a covered entity (healthcare provider, healthcare clearinghouse, or health plan) or its business associates in any form or medium. This includes medical, mental, dental, vision, and benefit records, or other data that contains any type of health-related information that that relates to the individual’s past, present or future physical or mental health or condition and identifies the covered person by either name, social security number, birth date, address, age, other identifiers etc., that is either stored or transmitted by Concordia in any form, such as electrical, paper, or oral transmission.

Concordia respects individual privacy and adheres to applicable data privacy/data protection laws and regulations. All Concordia employees are expected to protect individually identifiable information as it pertains to employees, applicants, clinical trial and research study patients, and customers.

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

3.13.	Product Complaints and Adverse Event Reporting

Concordia strives to ensure that all products are safe and effective. It is crucial that the Company closely monitors the safety of its products and immediately evaluates any concerns that arise. Any employee who learns of an adverse event, product quality complaint or obtains safety information must report it within one business day.

3.14.	Corporate Opportunities

Employees are prohibited from (a) taking corporate opportunities that are discovered through the use of Concordia’s property, information or position and using them personally; (b) using Concordia’s property, information or position for personal gain; and (c) competing with Concordia. Employees owe a duty to Concordia to advance its legitimate interests when the opportunity to do so arises.

3.15.	Fair Dealing

Each employee should endeavor to deal fairly with Concordia’s shareholders, customers, suppliers, competitors and employees. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

4.	BUSINESS STANDARDS

4.1.	Overview

At Concordia, employees work together to adhere to applicable laws and regulations. This includes a personal responsibility to protect corporate assets and integrity. To achieve such high standards Concordia employees must adhere to all applicable laws and regulations. In doing so, they must steer clear of any conflicts of interest that may affect Concordia’s reputation. Employees must uphold Concordia’s values while conducting business within the letter and spirit of the law.

4.2.	Conflicts of Interest

Concordia employees have a responsibility to the Company, their co-workers, and themselves to avoid conflicts of interest. A conflict of interest may arise when personal interests compromise, or have the appearance of compromising, judgment. Concordia employees have a duty to avoid conflicts of interest whenever possible, keeping the Company’s best interest in mind at all times. Employee decisions should not be made for personal gain that conflicts with their professional or ethical obligations to Concordia. Three general rules in avoiding conflicts of interest are:

•	Business activities with suppliers, customers and other individuals or entities should be conducted in a fair and objective manner;

•	Do not personally profit, in kind or in cash, from Concordia business transactions; and

•	Avoid any conflict of interest with family members by not recommending or using

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

family members’ businesses, services or products.

In the event that an actual conflict of interest arises between the personal, professional or financial duties of a Concordia employee, the employee involved in this conflict of interest should address, disclose and handle the matter in the utmost ethical manner and in accordance with this Code, including disclosing such conflict of interest to their supervisor or the local Compliance Officer.

4.3.	Hedging Prohibition

Directors, officers and employees of Concordia are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any director, officer or employee other than solely in connection with the exercise of options or vesting of restricted share units held by a director, officer or employee to pay the required amount of withholding taxes and/or the exercise price to acquire common shares of Concordia under stock options granted to such directors, officers and employees.

4.4.	Insider Trading

Insider trading involves the purchase or sale of securities of a reporting issuer with knowledge of a material fact or material change with respect to the reporting issuer that has not been generally disclosed. The prohibition against insider trading also applies to trading in the securities of any publicly traded company about which a Concordia employee, director, or agent may receive inside information during the course of his or her relationship with Concordia. Employees, officers, stockholders and directors (and their families) are obligated to abide by both United States and Canadian laws and regulations prohibiting trading in the securities markets based on inside information or communicating inside information about Concordia or its business partners, competitors, customers, or suppliers. Any Concordia employee, officer, or director who has a question regarding stock trading or the sharing of Concordia information with third parties should review the Disclosure, Securities Trading and Confidentiality Policy and/or contact Concordia’s local Compliance Officer.

In addition, only designated persons within Concordia are authorized to discuss Concordia business with brokers, analysts, stockholders, and the media. All Concordia employees, officers, and directors must exercise reasonable care not to disclose inside information to outsiders, either intentionally or inadvertently, under any circumstances. If questioned by the media, an analyst, or an investor, all Concordia employees are to direct inquiries to the Chief Executive Officer. Any employee who becomes aware of information that may be considered material should advise the Legal Department so that a proper determination can be made about whether the information should be publicly disclosed.

4.5.	Competitive Intelligence

Concordia believes in free and open competition in the marketplace. Keeping up with the competition means having the ability to produce proper business plans, which sometimes include an assessment of competitors’ products, services, or business. However, Concordia respects the privacy and confidentiality of its competitor’s information and only

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

wishes to gather such information pertaining to competitive advantages in a reasonable and ethical manner.

Any information gathered regarding a competitor should be sourced from the public domain. Publicly available sources for such information include:

•	Regularly published materials such as newspapers, business journals, etc.;

•
Filings such as those made with stock exchanges or pursuant to corporate statutes (e.g. with the Registrar of Companies in the United Kingdom) or pursuant to securities laws (e.g. on the System for Electronic Document Analysis and Retrieval (“SEDAR”), www.sedar.com, in Canada and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”), www.sec.gov, in the United States);

•	Financial disclosure such as a company’s annual reports and financial statements (which may be found on SEDAR, EDGAR or the company’s website);

•	Third party analysis such as market surveys, or reports prepared by analysts who cover the company; and

•	Information disclosed by the company at trade shows or conferences.

Obtaining a competitor’s confidential, non-public information through unlawful practices is not permitted. The improper gathering of competitive information could subject Concordia and the employee to criminal and civil liability. Any Concordia employee who has acquired a competitor’s private and confidential information unlawfully is subject to disciplinary and if necessary, legal actions and will be required to immediately destroy the confidential information that is obtained.

4.6.	Confidential Information

The release of confidential information about Concordia or its business or products may harm the Company. It is imperative that any confidential scientific and business information regarding Concordia, as well as the Company’s trade secrets, be protected to ensure the Company’s success. It is the duty of Concordia employees to safeguard this confidential information. Confidential information includes, but is not limited to:

•	Unpublished financial information including, but not limited to, financial models, sales and revenue information and pre-commercial product launch information

•	Inventions, trade secrets, know-how

•	Operational and/or marketing plans, systems, techniques, information and budgets

•	Personal information including, but not limited to, compensation, wage and benefits information

•	Information pertaining to specific customer, customer information and customer requirements

•	Patient information or PHI (i.e. individually identifiable health information such as name, address, birth date, social security number, etc.)

•	Information pertaining to Concordia’ relationship with existing or potential strategic

Corporate Compliance Policies & Guidelines

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Code of Conduct	Version No.	4
	Effective Date	8-May-2018

partners, suppliers, distributors, consultants and any other information that is not publicly available

•	Information that might affect Concordia’s competitive position

Employees must maintain the privacy of confidential information pertaining to Concordia’s business at all times. Confidential information known by an employee must remain confidential both during and after employment with the Company (whether such termination is voluntary or involuntary). Any Concordia employee who improperly uses or discloses confidential information will be subject to disciplinary action, up to and including termination of employment without notice and legal action, even if they do not personally benefit from the disclosure. When leaving the employ of Concordia, an employee must return all confidential information in any form and all copies which are, or may have been, in his or her possession.

If an employee has any doubt as to the confidentiality of specific information, he or she should discuss it with the Legal Department.

4.7.	Company Assets

Concordia offers employees access to a variety of the Company’s resources such as Company property, information, resources, systems and many other supplies. These resources are intended to be used by employees for Company business and the employee assumes the responsibility to protect against theft, loss, misappropriation and misuse. These resources should be used only for Company business and not for any personal use, though incidental personal use may be permitted at times.

It is important to recognize that any and all data and/or other information linked to these assets, such as email, documents and any other files, are the property of Concordia. The Company reserves the right to retain and inspect this data and/or information, including any electronic communications transmitted over any Concordia network, with or without an employee’s or third party’s knowledge, consent or approval, in accordance with applicable law, except in each case as may be limited by applicable foreign laws. Subject to compliance with applicable law, including applicable privacy laws, Concordia retains the right to monitor employee usage of its assets including, but not limited to, by monitoring employee emails sent to or from their Concordia email account in the course of investigating possible breaches of this Code or other misconduct.

All Concordia employees shall provide reasonable and appropriate care when dealing with Concordia’s assets, resources, and property. Any misuse of Concordia’s assets, resources and/or property that an employee becomes aware of should be reported to his or her supervisor, and if appropriate, the Legal Department.

4.8.	Training

Keeping up with any additions, changes, removals or implementations of laws, regulations, guidance and standards is imperative to ensure that Concordia is performing its operations compliantly. In order to inform our employees of such changes, we will conduct trainings, which may be live, via video or teleconference, via read and certify, or emodule. Attendance at all training sessions is mandatory as is completion of all training requirements. If any employee is unable to attend a training session, they should give their

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	Effective Date	8-May-2018

supervisor notice prior to the date of the training session and must make other arrangements. Timely completion of all required training is critical to achieving Concordia’s compliance goals. An attendance sheet must be signed by each employee in attendance containing the topic, date and instructor.

4.9.	Record Retention and Documentation

On a daily basis, new information is generated, shared, distributed and stored by Concordia employees, in paper form, through emails, voicemails, CDs, DVDs, audio clips and more. Only information and records that are complete and accurate provide benefit to the Company. It is the responsibility of each Concordia employee to properly capture accurate and complete records in line with any regulatory, legal and financial requirements.

It is also our duty to make sure that the information is stored in a secure manner and complete records are identified, indexed for retrieval, securely stored, and disposed of in the appropriate manner. Concordia must retain records for immediate use, as well as possible long term use for litigation purposes, historical reference, contractual obligations, regulatory or legal requirements, or for other purposes as determined by Concordia. When a record supersedes the necessary retention period or is simply no longer needed, it may be discarded and destroyed. Should a current or potential lawsuit, audit or internal investigation be initiated, discarding of records should be suspended in accordance with the applicable legal hold. If a Concordia employee is unsure as to whether a document should or should not be disposed, he or she should contact the Legal Department.

5.	PUBLIC STANDARDS

5.1.	Overview

Concordia is committed to being a good corporate citizen in the communities in which it does business. Concordia employees must provide an accurate and consistent message to the public when speaking of, or representing, Concordia.

5.2.	Charitable Contributions

Concordia employees are encouraged to give back to the community through charitable contributions. While such contributions to the community can make a difference, Concordia must ensure that these contributions are provided in accordance with Company policies and applicable laws and regulations. If a charitable contribution is to be made by Concordia, it must be approved through established protocols. Questions with regards to charitable contributions may be directed to the Global Compliance Officer.

5.3.	Political Contributions and Activities

Concordia encourages its employees to engage in political activities, such as the right to vote. However, it is imperative that all employees understand that these engagements should not be conducted on behalf of the Company or in any way that is likely to give the impression that the Company is taking a stance to support or endorse any candidate or political party. Such activities must also be done on personal time and without the involvement of any Concordia resources. Questions with regards to political contributions and activities may be directed to the Global Compliance Officer.

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Code of Conduct	Version No.	4
	Effective Date	8-May-2018

5.4.	Media and Public Inquiries

It is extremely important that any message to the public be accurate, consistent and authorized by the appropriate person at Concordia. All employees must be aware of, and adhere to, Concordia’s guidelines on communicating with the public through the media, press releases, promotional materials or other means. Any requests for information from Concordia by an outside party should be immediately referred to the Chief Executive Officer.

5.5.	Social Media

Concordia respects the right of all employees to use social media tools as a form of self-expression, for networking and research and, in some cases, for furthering Concordia’s interests. Concordia employees must be honest, accurate and respectful when posting on social media for personal use; may not post private or confidential information about Concordia or rumors that they know to false about Concordia, fellow employees or competitors; and should not discuss product information. When participating in social media platforms or online conversations that reference Concordia (or an employee’s relationship with Concordia) it is expected that all employees take reasonable steps to ensure that he or she is not seen as speaking for or acting on behalf of Concordia, and that all content is appropriate.

6.	CONCORDIA COMPLIANCE PROGRAM

6.1.	Compliance Program and Leadership

Concordia has adopted policies, procedures, training programs and mechanisms to promote an atmosphere of open, honest and transparent communication throughout Concordia to promote a culture of ethical conduct. Concordia has adopted an Ethics & Compliance Charter which serves as a guide for the successful implementation of various compliance programs. Constantly monitoring the compliance of Concordia through audits and other reviews allows Concordia to investigate any allegations of non-compliance with Concordia policies and/or applicable laws and regulations and the opportunity to correct any systems or discipline employees associated with such non-compliance. These audits and reviews allow Concordia to uphold the ethical principles described above. All these things and any similar processes or systems adopted in the future constitute our Compliance Program.

Concordia has designated a Global Compliance Officer. In this role, the Global Compliance Officer is primarily responsible for oversight of the Compliance Program, but each employee plays an important role in building and supporting the Compliance Program for Concordia. Employees should refer the Ethics & Compliance Charter for further information regarding the Company’s Compliance Program and the role of the Global Compliance Officer, local Compliance Officers and Compliance Committee.

6.2.	Reporting of Any Known or Suspected Violations

As one company working together, Concordia is committed to ensuring compliance with Company policies and applicable laws and regulations to preserve the Company’s reputation, ensure the safety of its customers, and to continue to be successful. This is all possible because of the Company’s adherence to compliance with all applicable laws and

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Code of Conduct	Version No.	4
	Effective Date	8-May-2018

regulations and Company policies.

If a Concordia employee knows of or suspects a violation of a Company policy, procedure, law or regulation or unethical conduct, he or she has a responsibility to report this. Examples of issues that require reporting include financial improprieties, accounting or audit matters, ethical violations, illegal practices, or serious violations of Concordia’s Code of Conduct or policies. The failure to report such a violation will itself be viewed as a violation of this Code. Appropriate channels to report a concern include your supervisor or another supervisor, the Human Resources department, the local Compliance Officer, the Legal Department, or through Concordia’s reporting mechanisms (e.g., the Compliance Hotline). Concordia expects employees to report concerns with as much information, facts and details as possible related to the known or suspected issue so that the Company can evaluate the reports and identify and correct any problems promptly.

6.3.	Compliance Hotline

Concordia has established a compliance reporting mechanism for anyone who wants to report a good faith concern related to unethical or illegal conduct or violations of this Code. Good faith means a sincere and honest belief that is not motivated by malice or the desire to defraud others for personal gain. The hotline may be used to anonymously report violations or suspected violations of the law. Local compliance hotlines by country are available at any time of the day or night and contact information is available at www.concordiarx.ethicspoint.com.

6.4.	Investigation and Enforcement

Reports of suspected misconduct and compliance violations made in good faith will be investigated promptly and fairly in an objective manner. This information will be treated as confidential and remain anonymous unless disclosure to a third party is deemed necessary for the investigation. The Global Compliance Officer is responsible for determining the resources that will conduct the investigation, depending on the nature of the reported concern. Cooperation is imperative during internal investigations by each Concordia employee involved in such investigations.

6.5.	Retaliation is Prohibited

Concordia strictly prohibits intimidation or retaliation of any kind against an employee who seeks advice, raises a concern, reports known or suspected violations or unethical conduct, or provides information in an investigation, even if the good faith report is not substantiated. If an employee believes they have been subject to retaliation, or know of someone who has, notify their supervisor or the Global Compliance Officer.

6.6.	Disciplinary Actions

This Code is provided to give Concordia employees the tools to understand and adhere to the laws and regulations that guide our Company and allow us to achieve the highest standards of conduct. Therefore, employees are subject to disciplinary action for authorizing or participating in an activity that results in a violation of the law, Company policies or any other standards and procedures listed.

Each situation will be evaluated and handled individually by Concordia. Based on the

Corporate Compliance Policies & Guidelines

GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

severity of the problem and circumstances involved, the disciplinary actions will vary. If disciplinary action is warranted, subject to local law, it may range anywhere from a warning to termination of employment. In certain circumstances, an individual employee may be subject to criminal fines, imprisonment, and an official prohibition on working in the pharmaceutical industry.

6.7.	Waivers and Amendments

From time to time, Concordia may waive certain provisions of this Code on a case by case basis. Should a Concordia employee feel that he or she merits a waiver regarding this Code, he or she should contact his or her manager, who should contact the Global Compliance Officer directly. Any waivers of this Code require approval from the Global Compliance Officer. All waivers of this Code will be disclosed as required under applicable law and regulations. This Code may be amended at any time without prior notice. If necessary, amendments to the Code should be provided by the Global Compliance Officer. Amendments to this Code will be promptly disclosed to Concordia employees.

6.8.	Expectations of Concordia Employees

Employees are expected to be a part of Concordia’s achievements. Compliance with applicable laws, regulations, Company policies and other best practices applicable to companies in our industry is critical to Concordia’s success. On an annual basis, all Concordia employees shall certify that he or she has read and understood Concordia’s Code of Conduct, in order to demonstrate their dedication to conducting themselves in the utmost ethical and professional manner.

7.	DOCUMENT HISTORY

Version #	Effective Date	Author	Revision Summary
4	May 8, 2018	Andrew Teehan	• Revisions to Section 4.5, other minor amendments and certain clarifications
3	March 7, 2017	Stephanie Wisdo
•    New document control and numbering system implemented.  Code of Conduct is now GPOL-GEN-001
•    Changed from Concordia Healthcare Corp. to Concordia International Corp.
•    Letter from the new CEO
•    Changes made to various sections to harmonize with new global policies

2	April 19, 2016	Andrew Teehan	Added new section “Prohibition Against Hedging”
1	July 7, 2014	Francesco Tallarico	New Policy Number 1

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GLOBAL POLICY	Policy No.	GPOL-GEN-001
Code of Conduct	Version No.	4
	Effective Date	8-May-2018

APPENDIX A
CODE OF CONDUCT REFERENCES

Advamed Code of Ethics on Interactions with Health Care Professionals. Available at: https://www.advamed.org/sites/default/files/resource/112_112_code_of_ethics_0.pdf

Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b)

Association of the British Pharmaceutical Industry- ABPI Code of Practice for the Pharmaceutical Industry (2016) (issued with the Prescription Medicines Code of Practice Authority).
Available at: http://www.pmcpa.org.uk/thecode/Documents/Code%20of%20Practice%202016%20.pdf

Canada’s Corruption of Foreign Public Officials Act, S.C. 1998, c. 34
Department of Health and Human Services, Office of Inspector General (“HHS-OIG”), Compliance Program Guidance for Pharmaceutical Manufacturers, 68 Fed. Reg. 23731 (May 5, 2003)

EFPIA Code on Disclosure of Transfers of Value from Pharmaceutical Companies to Healthcare Professionals and Healthcare Organisations. Available at: http://transparency.efpia.eu/uploads/Modules/Documents/efpia-disclosure-code-2014.pdf

EFPIA Code on the Promotion of Prescription-Only Medicine to and Interactions with Health Care Professionals and IFPMA Code of Practice (EU). Available at: http://transparency.efpia.eu/uploads/Modules/Documents/efpia-hcp-code-2014.pdf

EudraLex - Volume 1 - Pharmaceutical legislation for medicinal products for human use. Available at: https://ec.europa.eu/health/documents/eudralex/vol-1_en#reg

False Claims Act, 31 U.S.C. §§ 3729-3733

Food and Drugs Act, C.R.C., c. 870

Food, Drug and Cosmetic Act (FDCA), 21 USC § 301 et seq.

Foreign Corrupt Practices Act (FCPA), 15 U.S.C. § 78dd-1 et seq.

General Data Protection Regulation (“GDPR”), Regulation (EU) 2016/679

Health Insurance Portability and Accountability Act (“HIPAA”), Pub. L. No. 104-191;
45 C.F.R. Part 160 (Privacy Rule), 45 C.F.R. Part 162 (Security Rule), and 45 C.F.R. Part 164 (Breach Notification Rule)

Patient Protection and Affordable Care Act, Pub. L. No. 111-148, 124 Stat. 119, §6002 Transparency Reports and Reporting of Physician Ownership or Investment Interests. 42 CFR parts 402 and 403.

Pharmaceutical Advertising Advisory Board (PAAB) Code of Advertising Acceptance. Available at:
http://www.paab.ca/paab-code.htm

PhRMA Code on Interactions with Healthcare Professionals, Available at:

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Code of Conduct	Version No.	4
	Effective Date	8-May-2018

http://www.phrma.org/sites/default/files/108/phrma_marketing_code_2008.pdf.

PhRMA Principles on Conduct of Clinical Trials. Available at: http://phrma-docs.phrma.org/sites/default/files/pdf/042009_clinical_trial_principles_final_0.pdf
Prescription Drug Amendments of 1992, P.L. 102-353, 106 Stat. 941

Prescription Drug Marketing Act of 1987, P.L. 100-293, 102 Stat. 95
Rx&D Code of Ethical Practices of 2012. Available at: http://www.canadapharma.org/CMFiles/Commitment_to_Ethics/WithHealthCareProfessionals/Code_of_Ethical_Practices/2012_CodeofEthicalPractices_ENFinal.pdf

UK Bribery Act – 2010, C. 23, § 7(2) (U.K.)

Corporate Compliance Policies & Guidelines